Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 14, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

“On 13 December 2006, Gallaher Group Plc was advised that Morgan Stanley Securities Limited, at close of business on 8 December 2006, had an interest in 3.24% of the Company’s issued share capital. Morgan Stanley Securities Limited did not previously have a notifiable interest in Gallaher Group Plc shares.

Also on 13 December 2006, Gallaher Group Plc was advised that Morgan Stanley Securities Limited, had on 11 December 2006, disposed of an interest in shares of Gallaher Group Plc with the result that Morgan Stanley Securities Limited no longer held a notifiable interest in the shares of Gallaher Group Plc.”

REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Helen Martin
	Name:	Helen Martin
Date: December 14, 2006	Title:	Manager, Company Secretariat